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                             May 27, 2022

       Connor Haley
       Managing Partner
       Alta Fox Capital Management, LLC
       640 Taylor Street, Suite 2522
       Forth Worth, TX 76102

                                                        Re: Hasbro, Inc.
                                                            Definitive
Additional Material filed on May 19, 2022
                                                            Filed by Alta Fox
Opportunities Fund, LP, Alta Fox Capital Management,
                                                            LLC, Connor Haley
et al.
                                                            File No. 001-06682

       Dear Mr. Haley:

             We have reviewed your soliciting material filed on May 19, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Material filed on May 19, 2022

       General

   1.                                                   The soliciting material
includes the statement that    Hasbro   s deceptive analysis also fails
                                                        to mention that the
only reason management earned a substantial performance equity payout in FY21 was
because of drastic cuts to cumulative performance targets taken in
                                                        FY21. Specifically, in
FY21 Hasbro   s Board lowered management   s 3-year revenue
                                                        target by 8%,
cumulative EPS target by 18%, and ROIC margin by 80 basis points from the prior year
(emphasis added). It is our understanding that Hasbro   s Board took no
                                                        action in FY21 to cut
or lower these performance targets, which were set in the first quarter of FY19 and
have remained unchanged since then. Please advise or revise. To the extent you are not able
to provide support for such statement, and given the impact such statement may have on
an investor   s voting decision with respect to both Proposals 1 and
                                                        2, please file and
disseminate appropriate corrective disclosure acknowledging that
 Connor Haley
Alta Fox Capital Management, LLC
May 27, 2022
Page 2
      Hasbro   s Board did not cut the FY19-FY21 performance targets at any point after they
      were set in FY19.
2.    The soliciting material also includes the statements that    Hasbro   s
shareholders
      underperformed the S&P 500 by >500% since refusing to be acquired by Mattel in 1996
      and    Hasbro   s shareholders underperformed the S&P 500 by nearly 300%
following
      Hasbro   s refusal of Provide Equity Partners    (emphasis added). Please
supplementally
      provide support for such statements, including the measurement dates used to calculate these figures, and to the extent you make such statements in future soliciting materials, please include the specific measurement dates used.
      Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameConnor Haley
                                                          Division of
Corporation Finance
Comapany NameAlta Fox Capital Management, LLC
                                                          Office of Mergers &
Acquisitions
May 27, 2022 Page 2
cc:       Sebastian Alsheimer
FirstName LastName